

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 7, 2014

<u>Via E-mail</u>
Mr. Andrew Warren
Chief Financial Officer
Discovery Communications, Inc.
One Discovery Place
Silver Spring, Maryland 20910

      Re: Discovery Communications, Inc.
               Form 10-K for the Year Ended December 31, 2013
               Filed February 20, 2014
               File No. 1-34177

Dear Mr. Warren:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

               Sincerely,

               /s/ Carlos Pacho for

               Larry Spirgel
               Assistant Director